SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras total production reaches 2.8 million barrels

of oil equivalent per day in September

Rio de Janeiro, October 15th, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that its consolidated oil and gas production, in Brazil and abroad, rose 0.8% from August’s production of 2,759 thousand barrels of oil equivalent per day (boed) to 2,781 thousand boed in September.

Oil production in Brazil rose 0.6 percent from August

Petrobras’s oil production in Brazil rose 0.6 percent from August’s production of 2,105 thousand barrels per day (bpd) and averaged 2,118 thousand bpd in September.

Total oil production operated by Petrobras in Brazil, which includes the share Petrobras operates for its partners, reached 2,239 thousand bpd in September, up 0.3% from August’s production of 2,232 thousand bpd.

Total oil and gas production

Petrobras’s total oil and gas production in Brazil rose 0.5% from August (2,551 thousand boed) to 2,565 thousand boed in September. Total oil and natural gas production operated by Petrobras in Brazil, which includes the share operated for its partners, in turn rose 0.3% from August (2,736 thousand boed) to 2,743 thousand boed in September.

Production growth

The growth in production was mainly influenced by the ramp up of platforms P-55 and P-62, at Roncador (Campos Basin), and of FPSO Cidade de Paraty, at Lula Nordeste (Santos Basin).

In September, six new offshore wells started up in the Santos and Campos Basins, including five production wells and one injection, totaling 53 new wells  this year.

Production from the pre-salt layer reached an average of 532 thousand bpd in September, and on September 18th, the Santos and Campos Basins pre-salt reported its biggest daily production ever of 618 thousand bpd.

Maintenance shutdowns

In accordance with company planning, some platforms were shut down for maintenance in some platforms. In September there was a temporary interruption of 44 thousand bpd in monthly average production.

FPSO Cidade de Mangaratiba started-up production this Tuesday (10/14) in the Iracema Sul area, located in the Santos Basin pre-salt Lula field.

Natural gas production

Natural gas production in Brazil rose 0.2% from 71 million 22 thousand m³/d a month ago to 71 million 137 thousand m³/d in September. Gas production operated by Petrobras, which includes the share operated for its partner companies, was 80 million 132 thousand m³/d.

Production abroad in September up 3.2% from a month ago

Oil production abroad rose 3.2% from last month’s production of 208.9 thousand boed to 215.6 thousand boed in September.

Average natural gas production abroad rose 3.1% from August’s production of 15 million 807 thousand m³/d to 16 million 293 thousand m³/d. This rise is due to the production ramp up at Lot 57, Kinteroni Field, Peru, driven by higher demand for LNG exports from this country.

Average oil production rose 3.3% from 115.9 thousand bpd a month ago to 119.7 thousand bpd in September, primarily due to higher NGL and condensate production at Lot 57, Kinteroni Field, Peru as well as greater operational efficiency of assets in Nigeria and Argentina.

Production reported to the ANP

The total production reported to Brazil’s National Petroleum Agency (ANP) was 10,207,003 m³ of oil and 2,524,741 thousand m³ of gas in September 2014. This production corresponds to the total production of the concessions where Petrobras is the operator. It does not include shale, NGL volumes and third parties’ production where Petrobras is not the operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.